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December 29, 2006
Ms. Michele Anderson,
     Securities and Exchange Commission,
          100 F Street N.E.,
               Washington, D.C. 20549.
Re:	Registration of Form S-4 (File Number 333-137980) under the Securities Act of 1933 of Harris Stratex Networks, Inc.
Dear Ms. Anderson:
     Harris Stratex Networks, Inc. (“Harris Stratex”) today filed Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-4 (File No. 333-137980) (the “Registration Statement”), which includes a Prospectus of Harris Stratex and a Proxy Statement of Stratex Networks, Inc. (“Stratex”). This letter is being submitted on behalf of Harris Stratex, Stratex and Harris Corporation (“Harris”), which is currently the parent corporation of Harris Stratex and will contribute its Microwave Communications Division to Harris Stratex in the proposed transactions as further described in Amendment No. 3, and is in response to your letter, dated December 22, 2006 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.
     To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the

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relevant response immediately following each numbered comment. In general, the information contained in this letter with respect to Harris or its Microwave Communications Division has been furnished by Harris and the information contained in this letter with respect to Stratex has been furnished by Stratex.
     As a result of the changes to the Registration Statement, some page references have changed. The page references in the comments refer to page numbers from the original filing and the page numbers in the responses refer to page numbers in Amendment No. 3 (except where expressly noted to the contrary). Please note that any capitalized terms used but not defined in this response letter have the meanings ascribed to them in Amendment No. 3.
Prospectus Cover Page — To Our Stockholders
Comment No. 1 — We reissue prior comment one as it appears from your courtesy copy that the cover page exceeds one page.
Response — In response to the Staff’s comment, we have revised the cover page of the Proxy Statement/Prospectus.
     Comment No. 2 — We reference your revisions in response to our prior comment two stating that the actual number of shares to be issued in the merger and combination will not be known until the effective time because “it will depend upon the number of shares of Stratex common stock outstanding and underlying options and warrants.” Please advise us under what circumstances Stratex may issue shares of common stock outside of those shares underlying options and warrants, which shares would be considered in your calculation of the number of shares to be exchanged in the merger. We may have further comment based upon your response.
Response — In response to the Staff’s comment, Stratex has asked us to advise the Staff supplementally that the number of shares of Stratex common stock outstanding and underlying options and warrants may fluctuate between now and the effective time because (a) existing option and warrant holders may exercise their Stratex options or warrants and (b) pursuant to Section 8.1(s) of the Combination Agreement, Stratex may issue equity awards under existing plans to newly hired employees in the ordinary course of business consistent with past practice so long as the per share price of such awards (if applicable) is no less than the then-current market price of a share of common stock of Stratex and not subject to any accelerated vesting or other provision that would be triggered as a result of the proposed transactions or a termination of employment. As a result of these factors, it is not possible to determine with precision the number of shares of Harris Stratex that will be issued in the proposed transactions until the effective

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time of the merger, although the parties anticipate that that Harris and the former Stratex stockholders will own approximately 57% and 43% of the Harris Stratex common stock based strictly on shares of Harris Stratex outstanding at the effective time, respectively.
Background of the Transaction — page 53
Comment No. 3 — We note your response to comment seven, and the statement that disclosure of partial or draft forms of the information contained in Bear Stearns’ fairness opinion is not material to investors. Please disregard our prior reference to Rule 13e-3. Nevertheless, it appears that the preliminary presentations are “referred to in the prospectus” within the meaning of Item 4(b) of Form S-4. Please advise us further why you believe that these preliminary presentations are not materially related to the transaction, given your statement on page 54 that Bear Stearns on April 19, 2006 “presented preliminary material relevant to the possible combination of Stratex’s and the Microwave Communications Division’s respective businesses.” Alternatively, provide the disclosure as requested in our prior comment.
Response — In response to the Staff’s comment, we have revised the disclosure on page 54 to clarify that the April 19, 2006 preliminary presentation did not include any material information or analysis that was not also contained in the final presentation made by Bear Stearns to the board of directors of Stratex dated September 5, 2006 which is described in detail under the section of the Proxy Statement/Prospectus entitled “The Contribution Transaction and the Merger — Opinion of Stratex’s Financial Advisor”. Stratex has asked us to advise the Staff supplementally that it believes that it has conformed to the customary practice in providing information presented by its financial advisor and that this customary practice would not categorize the preliminary presentation as an “opinion, report or appraisal” within the meaning of Item 4(b) of Form S-4. The purpose of mentioning the April 19 preliminary presentation is to describe the process engaged in by the board of directors of Stratex in more detail. To that end, Stratex believes disclosure regarding the preliminary presentation is helpful to the Stratex stockholders for their understanding of the thorough process conducted by the board of directors of Stratex in arriving at its decision to recommend adoption of the Combination Agreement and approval of the Merger, not because of the content of presentation itself. Nevertheless, Bear Stearns has represented to Stratex, and the revised disclosure makes it clear to the Stratex stockholders that no material information was contained in the preliminary presentation itself that was not also included in the updated reported presented on September 5, 2006 and described in the Proxy Statement/Prospectus.

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Comment No. 4 — Please revise to provide further insight into the alternatives considered by Stratex and why the alternatives were rejected. Your revised disclosure in response to prior comment 8 merely references Stratex’s discussions with major international suppliers generally, the lack of any meaningful responses and the subsequent transactions in which certain suppliers engaged (without indicating whether Stratex engaged in discussions with the named suppliers). However, you do not give enough background information to help a reader understand what the board considered regarding the ability to “increase the value of Stratex for its stockholders through these alternatives” and “the timing and likelihood of effecting any alternative.” Please revise.
Response — In response to the Staff’s comment, we have revised the disclosure on page 53 to indicate the number of international suppliers with whom discussions were held, the period during which the discussions occurred, the reasons for the termination of the discussions and the participation of the board of directors of Stratex in the process.

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     In addition, in response to the Staff’s previous request to review a draft proxy voting web site, Stratex has asked us to advise the Staff that such a web site has been created at http://www.proxyvoting.com/Testing/STXN. The test control number is 03300010000.
     If you have any questions or comments regarding the enclosed materials, please call me at 212-558-4751.
Very truly yours,
M. Allison Steiner
cc:	Scott T. Mikuen (Harris Corporation)

Juan Otero (Stratex Networks, Inc.)

Bartley C. Deamer Alan Kalin (Bingham McCutchen LLP)